Exhibit 99.29

ABAXX TECHNOLOGIES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual general meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Abaxx Technologies Inc. (the “Corporation”) will be held at the head office of the Corporation located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and via live webcast, at 1:00 p.m. (Toronto time) on September 22, 2022, for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to receive the audited consolidated financial statements for the financial years ended December 31, 2021 and December 31, 2020 and the auditors’ report thereon;

2.	to set the size of the board of directors at six;

3.	to re-elect six directors of the Corporation for the ensuing year;

4.	to appoint KPMG LLP, Chartered Accountants, as the auditors of the Corporation and to authorize the board of directors to fix their remuneration;

5.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is August 10, 2022 (the “Record Date”). Shareholders whose names have been entered in the register of shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

Notice-and-Access

The Corporation is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) that came into effect on February 11, 2013 under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of Meeting materials to registered and beneficial Shareholders.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a new set of rules that allow reporting issuers to post electronic versions of proxy-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, form of proxy, financial statements of the Corporation for the year ended December 31, 2021 (“Financial Statements”) and management’s discussion and analysis of the Corporation’s results of operations and financial condition for 2021 (“MD&A”) may be found on the Corporation’s SEDAR profile at www.sedar.com with hyperlinks to the Corporation’s website at www.abaxx.tech The Corporation will not use procedures known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Obtaining Paper Copies of Materials

The Corporation anticipates that using notice-and-access for delivery to all Shareholders will directly benefit the Corporation through a substantial reduction in both postage and material costs, and also promote environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials. Shareholders may also obtain paper copies of the Circular, Financial Statements and MD&A free of charge by contacting the Company’s General Counsel at 1-246-271-0082. Requests for paper copies of the Meeting Materials must be received at least five (5) business days in advance of the proxy deposit date and time, being 1:00 p.m. (Toronto time) on September 13, 2022 and the Corporation will mail the requested materials within three (3) business days of the request.

Voting

All Shareholders may attend the Meeting in person or be represented by proxy. Shareholders who do not plan on attending the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be received by the Corporation’s registrar and transfer agent, Computershare Ltd. (“Computershare”), by mail delivery at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department; by faxing both sides of the form of proxy to 1-866-249-7775; by telephone at 1-866-732-8683; or registered online at www.investorvote.com. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received prior to 1:00 p.m. (Toronto time) on September 20, 2022. Late instruments of proxy may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman is under no obligation to accept or reject any particular late instruments of proxy.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

In light of the COVID-19 pandemic, the Corporation has chosen to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, and hold the meeting via live webcast, where all shareholders regardless of geographic location will have an equal opportunity to participate and engage in the Meeting. Shareholders wishing to attend the Meeting are encouraged to do so by logging into the webcast or calling the number below.

Date: September 22nd, 2022

Time: 1:00pm Eastern Time (US and Canada)

Link: https://us06web.zoom.us/j/84052838355?pwd=b3FqWHVRcnRYREhBb2RMQkVvOFVjdz09

Meeting ID: 840 5283 8355

Passcode: 383515

Dial-in by location:

+1 564 217 2000 US

+1 646 558 8656 US (New York)

+1 646 931 3860 US

+1 669 444 9171 US

+1 720 707 2699 US (Denver)

+1 253 215 8782 US (Tacoma)

+1 301 715 8592 US (Washington DC)

+1 312 626 6799 US (Chicago)

+1 346 248 7799 US (Houston)

+1 386 347 5053 US

+1 647 558 0588 Canada

+1 778 907 2071 Canada

+1 780 666 0144 Canada

+1 204 272 7920 Canada

+1 438 809 7799 Canada

+1 587 328 1099 Canada

+1 647 374 4685 Canada

DATED this August 10, 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF ABAXX TECHNOLOGIES INC.

/s/ Joshua Crumb
Name:	Joshua Crumb
Title:	Chairman and Chief Executive Officer